Filed by AlphaSmart, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AlphaSmart, Inc.

Commission File No.: 333-122993

This filing relates to the Agreement and Plan of Merger and Reorganization, dated January 24, 2005, by and among, Renaissance Learning, Inc., RLI Acquisition Corp. Inc., RLI Acquisition Sub, LLC and AlphaSmart, Inc. The following is a transcript of the teleconference held by AlphaSmart to discuss its financial results for the quarter ended March 31, 2005.

ALPHASMART, INCORPORATED

Moderator: Gary Lewis

April 14, 2005

4:00 p.m. CT

Operator: Hello, everyone, thank you very much for holding and welcome to the AlphaSmart, Incorporated first quarter 2005 teleconference. This call is being recorded.

And for opening remarks and introductions, I’d like to turn the call over to Gary Lewis, Corporate Controller, please go ahead, sir.

Gary Lewis: Thank you, and good afternoon, everyone. We’d like to welcome you to AlphaSmart’s first quarter 2005 conference call, and thank you for taking the time to participate today. Also on the call today will be Ketan Kothari, our CEO; and Manish Kothari, our President. I’m now going to turn the call over to Ketan who will summarize some of the highlights from our first quarter of 2005. I will then be back to review our financial performance in more detail. We will then answer any questions you may have. Ketan.

Ketan Kothari: Thank you, Gary. Good afternoon everyone. Before I get into any details, I need to tell you that during the course of this call, we may make projections, or other forward-looking statements regarding future events or the future financial performance of the company. We must caution you that such statements are only predictions, and that actual events or results may differ materially. We refer you to the document that the company with the SEC, including our most recent 10-K report. These documents identify important risk factors that could cause actual results to differ materially from those contained in our projections, or forward-looking statements.

Please note that on this call, we may discuss historical financials and other statistical information regarding our business and operations. Some of this information is included in today’s press release, and the remainder of the information will be available in a recorded version of this call on our Web site.

Revenues for the first quarter were seven million. In general, we continue to see some softness in the technology spending that is deflected in our first quarter order rate. Due to federal government mandates, school districts continue to be more focused on implementing technology solutions that address very specific student performance issues. Since failure to address those issues results in less federal funding for schools, both improved student performance and the ability to access that performance and demonstrate that improvements have become high priorities. As a result, schools are continuing to make technology purchases based on integrated solutions that can directly address student skill development. And then, provide data on the assessment of that development.

This trend towards more solutions oriented purchases, which combine both hardware and software, seems to continue to lengthen the district level decision cycle. We believe in the longer term, our merger with Renaissance Learning will combine cost effective hardware with software solutions to position us very well to take advantage of this changing environment.

They’re also continuing to pursue other third party partnerships, particularly in the area of assessment to enhance our solutions offering. Specifically in the first quarter, we signed a content license agreement with Compass Learning to provide assessment solution for language arts, math, social studies and science for elementary schools. These solutions combine Compass Learning’s standard based assessment that are grade object and state specific, with our AlphaQuiz software for the Neo and the AlphaSmart 3000.

On the product side, the Neo continues to be very well received. And as expected, it accounted for almost 60 percent of the unit shipments for the low end product line, with over 11,400 units shipped. And the remaining 40 percent were AlphaSmart 3000 units or 8,600 units.

Dana also continued to gain traction with over 4,200 units shipped in the quarter. We anticipate that the introduction of the management software for Dana in Q2 will have a positive impact on the Dana sales in the future. Now I’d like to bring Gary back to give you a more detailed summary of our financial results for the quarter.

Gary Lewis: Thank you, Ketan. Net revenues for the fourth quarter – excuse me – net revenues for the first quarter was seven million compared to 8.8 million of revenue for the first quarter of last year. Gross margin was 3.3 million or 47.7 percent of revenue, compared to 4.5 million or 51.3 percent of revenue for the first quarter of last year. We had a net loss of 1.2 million or eight cents per share, compared to net income of $63,000 or zero cents per share for the first quarter of last year.

Our first quarter results included charges totaling $990,000 relating to our proposed merger with Renaissance Learning and $417,000 in litigation and settlement costs to settle the Wolf lawsuit. In aggregate, these one time costs totaled $1.4 million. Fully diluted shares outstanding increased from 13.8 for the first quarter of last year, to 14.9 million for the first quarter of this year.

With respect to specific revenue trends during the quarter, as Ketan mentioned, we shipped about 11,400 Neo units, about 8,600 AS 3000 units, and about 4,200 Neo units during that quarter. About 18 percent of our revenues came from international compared to 15 percent for the first quarter of last year. Direct sales accounted for 79 percent of revenues, compared to 83 percent for the first quarter last year. The Neo product line and related software and accessories accounted for 43 percent of revenues for the quarter, versus zero percent last year. The AS 3000 accounted for 29 percent of revenues for the quarter, versus 71 percent last year. And the Dana accounted for 28 percent of revenues for the first quarter this year, compared to 29 percent for the first quarter of last year.

Gross margin percentage decreased to 47.7 percent during the first quarter, compared to 51.3 percent last year, due primarily to a combination of high royalty costs in the Dana, and lower revenue on fixed overhead costs. Average selling price of the Neo was about $260 for the quarter. The Neo was not shipping in the first quarter of last year. The average selling price for the AS 3000 for the quarter, was about $238 compared to about $231 for the first quarter of last year. For Dana, the average selling price increased from about $422 last year, to about $456 this year, reflecting a higher percentage of Dana Wi-Fi units being shipped. Dana Wi-Fi now accounts for over 64 percent of our Dana volume.

Gross margin for the Neo was in the low 50s for the quarter. AS 3000 margins were in the mid 40s, and Dana margins were in the mid 30s, due to higher product royalties related to a change in forecasted volume, and to AlphaSmart’s license agreement with Palm Source for the Palm OS operating system.

Our operating expenses increased from last quarter, primarily due to $990,000 of merger related expenses, and $417,000 of litigation and settlement expenses to settle the Wolf lawsuit, offset by savings from our restructuring in the fourth quarter of last year.

From a balance sheet perspective accounts receivable decreased from the previous quarter, by about $406,000 reflecting improved collections compared to the December holiday period. Inventory decreased during the quarter, by about $486,000 as we continue to work off the excess from previous quarters. The $1.8 million increase in other current assets, and other assets primarily reflects the pre-payment of Dana royalties to Palm Source as required by our amended contract. The shipment of inventory components to our contract manufacturer, reimbursable legal costs from litigation and settlement, and merger related costs. Accounts payable feel by $264,000 due to reduce inventory purchases, and accrued liabilities increased by 1.2 million, primarily as a result of merger related costs, and the litigation settlement. The combination of the Palm royalty, merger related costs, the shipment of inventory components to our contract manufacturer, and reduced accounts payable, offset by reduced accounts receivable and inventory, resulted in a 1.2 million decrease in our cash during the quarter.

That concludes our formal comments, so now we’ll be happy to answer questions that you may have.

Operator: At this time, if you have any questions, please press star one on your telephone keypad. Again, that’s star one. Additionally, if you are using a speakerphone, or have your mute button engaged, please make sure that it is not engaged before you signal that you have a question. We have a question from Richard Close at Jeffries, please go ahead, sir.

(Trey): Hi, actually, it’s (Trey) in here filling in for Richard. He’s traveling today, and sorry he can’t be on the call. Looking at the component costs, what do you see as far as the trends going out for the rest of the year on those costs? Hello?

Gary Lewis: Yes, this is Gary. I hesitate to forecast what’s going to happen with the trends going forward. I will tell you what we are seeing is our average selling prices are increasing, and that’s a result of bundling more software component with the products.

Ketan Kothari: Hey, (Trey), you know, I’d just like to add, you know, we constantly for our operations folks, one of the things that they constantly are doing trying to reduce cost. Every now and then there will be, you know, a pretty big shift, and, you know, we get some good savings there. Sometimes it goes the other way in the opposite direction.

We’re not seeing any pressures especially, for example, in the area of the flash memory or the LCD, you know, some of the more expensive components. We’re not seeing any pressure right now for a movement in the wrong direction so it increases in the past. So, you know, we will continue to strive to see how much we can reduce it by, but we don’t expect the costs to go up.

(Trey): Great, OK. And then, another question on a related topic. You said the merger expenses were about 900,000 this quarter, are you expecting any more in the second quarter before this deal finally finalizes?

Gary Lewis: Yes, so the deal will close some time during the second quarter, and yes, obviously there will be more costs incurred during this quarter relating to the merger.

(Trey): OK. On about the same magnitude as this quarter?

Gary Lewis: This quarter included, obviously, three months worth of cost depending on when the merger closes second quarter, it will depend on when the merger closes.

(Trey): OK. Thanks so much, guys.

Gary Lewis: Thank you, (Trey).

Operator: Next up we have a question from Bob Craig at Legg Mason.

Bob Craig: Good afternoon, everybody.

Ketan Kothari: Hello, Bob.

Bob Craig: Just a couple of questions. One of them, have you noted any significant turnover, at all in your sales ranks?

Manish Kothari: Yes, Bob, this is Manish. We have actually not. But consistent with our strategy to place field sales people closer to the better funded districts we let go three field reps early in the quarter. And we already filled two out of those three positions with one remaining at the TBH. So there was not really done over, it was more of a strategic thing, where we consciously chose to change the location of some of our field reps, again, to be closer to the better funded districts. And at the end of the day, we had one TBH position at this point.

Bob Craig: OK. This is a question we could probably ask Renaissance but do you know how the sales force is going to be combined between the two firms? And who is going to be responsible for selling what, has all of that been delineated yet?

Manish Kothari: I think it’s a question that as you said is better asked to Renaissance and that has not been delineated yet.

Bob Craig: OK. Has there been any development work, meaningful development work underway in conjunction with Renaissance on developing new products yet? Or is it still too early?

Manish Kothari: It’s still too early to comment on.

Bob Craig: OK. All right, great, thanks.

Manish Kothari: Thanks, Bob.

Ketan Kothari: Thanks, Bob.

Operator: Again, just a reminder, that if you have any questions press star one, please. Well at this time, there are no further questions, I would like to turn the call back over to you Mr. Lewis for any additional comments.

Gary Lewis: Yes, I don’t have any additional comments at this time. We thank all of you for attending the conference.

Ketan Kothari: Thank you very much.

Manish Kothari: Thank you.

Operator: Well then once again thank you for joining us, have a good day everyone.

END

Additional Information and Where to Find It

Renaissance Learning filed a registration statement on Form S-4, which included a proxy statement/prospectus and other relevant materials in connection with the proposed merger transaction involving AlphaSmart and Renaissance Learning, with the Securities and Exchange Commission (SEC) on February 25, 2005, as amended on April 13, 2005 (File No. 333-122993). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THIS FILING BECAUSE IT CONTAINS IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by AlphaSmart at AlphaSmart’s website at www.alphasmart.com or by contacting AlphaSmart investor relations at IR@alphasmart.com or via telephone at 408-355-1029. Investors and security holders may obtain free copies of the documents filed with the SEC by Renaissance Learning by directing such requests to Renaissance Learning, Inc., Attention: Corporate Secretary, 2911 Peach Street, P.O. Box 8036, Wisconsin Rapids, Wisconsin 54995 or via telephone at 715-424-3636.